EXHIBIT 12.1

RAYOVAC CORPORATION

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in millions)

	FISCAL YEAR ENDED SEPTEMBER 30,					SIX MONTHS ENDED
	2000	2001	2002	2003	2004	MARCH 28, 2004	APRIL 3, 2005
Fixed charges:
Interest expense	$30.6	$27.2	$16.0	$37.2	$65.7	$33.4	$55.9
Capitalized interest	0.4	—	—	—	—	—	—

Total fixed charges(1)	$31.0	$27.2	$16.0	$37.2	$65.7	$33.4	$55.9

Earnings:
Earnings from continuing operations before income taxes and minority interests	$58.0	$17.5	$45.7	$23.0	$90.5	$40.2	$41.2
Add:
Fixed charges	31.0	27.2	16.0	37.2	65.7	33.4	55.9
Amortization of capitalized interest	0.3	0.3	0.3	0.3	0.3	0.3	0.3
Less:
Capitalized interest	(0.4)	—	—	—	—	—	—

Total adjusted earnings	$88.9	$45.0	$62.0	$60.5	$156.5	$73.9	$97.4

Ratio of earnings to fixed charges	2.9x	1.7x	3.9x	1.6x	2.4x	2.2x	1.7x

(1)	Total fixed charges defined as sum of interest expense, capitalized interest, amortization of debt issuance costs and the portion of operating rental expense which management believes is representative of the interest component of rent expense.